Exhibit 4(h)

PROTECTIVE LIFE INSURANCE COMPANY	P. O. BOX 10648	BIRMINGHAM, ALABAMA	35202-0648

MIMIMUM ANNUITIZATION VALUE ENDORSEMENT

We are amending the Contract to which this endorsement is attached by adding the following provisions:

  Minimum Annuitization Value—If the Annuity Commencement Date is on the {Nth} Contract Anniversary, or within {W} days thereafter, and if you select an Annuity Option providing either: i) life income, with or without a certain period; or, ii) a certain period of at least {X} years, the amount we apply to the Annuity Option will not be less than the greater of:

    •
    the Contract Value; or

    •
    aggregate Purchase Payments less an adjustment for each surrender.

  For the purpose of calculating the minimum annuitization value, the adjustment for each partial surrender will equal the amount that reduces the minimum annuitization value in the same proportion that the amount surrendered reduced the Contract Value as of the Valuation Period during which that surrender was taken.

  Provided the conditions set out in the Contract for changing the Annuity Commencement Date are met, we will accept your Written Notice changing the Annuity Commencement Date to a date that qualifies for the minimum annuitization value. We will calculate the minimum annuitization value as of the Valuation Period that contains the Annuity Commencement Date.

  Termination—This endorsement will automatically terminate upon the earliest of:

  (a)
  the end of the Valuation Period that contains the {W+1} day after the {Nth} Contract Anniversary; or,

  (b)
  a cancellation, or full surrender of the Contract.

Signed for the company and made a part of the contract as of the Effective date.

PROTECTIVE LIFE INSURANCE COMPANY

Secretary